FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2008
Commission File Number: 000-31215

MIND C.T.I. LTD.

(Translation of registrant's name into English)

Industrial Park, Building 7, P.O.Box 144, Yokneam 20692, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

INCORPORATION BY REFERENCE

Exhibit 1 to this Report on Form-6K is hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-117054; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-100804; and (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K consists of the following Exhibit, which is attached hereto and incorporated by reference herein:
  Notice of 2008 Annual General Meeting of Shareholders and Proxy Statement dated July 14, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 14 July, 2008	By Order of the Board of Directors, /s/ Monica Eisinger =================== Title: Monica Eisinger Chairperson of the Board of Directors, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number Description of Exhibit
  Notice of 2008 Annual General Meeting of Shareholders and Proxy Statement, dated July 14, 2008.

Exhibit 1

MIND C.T.I. LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the "Meeting") of Mind C.T.I. Ltd. (the "Company ") will be held on Monday August 18, 2008 at 09:00 A.M. (Israel time), at the offices of the Company, Industrial Park, Building 7, second floor, Yoqneam 20692, Israel, for the following purposes:

  to re-appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company's independent auditor until the close of the following Company's Annual General Meeting and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so; and

  to elect Mr. Mihail Rotenberg as a Class II director of the Company and to approve his remuneration; and

  to re-elect Mr. Menahem Shalgi, whose term of office expired on April 6, 2008, as an external director of the Company; and

  to elect Mr. Shmuel Arvatz as an external director of the Company; and

  to discuss the Company's audited financial statements for the year ended December 31, 2007.

Shareholders of record at the close of business on July 21, 2008 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. If a shareholder's shares are held via the Company's Israeli registrar for trading on the Tel Aviv Stock Exchange, he should deliver or mail (via registered mail) his completed proxy to Mind C.T.I. Ltd., attention: Legal Counsel, P.O. Box 144, Yoqneam 20692, together with a proof of ownership (ishur baalut), as of the record date, issued by his broker. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. All proxies must be received at least 72 hours prior to time fixed for the Meeting.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Company's Register of Shareholders.

Dated: July 14, 2008	By Order of the Board of Directors, /s/ Monica Eisinger =================== Monica Eisinger Chairperson of the Board of Directors, President and Chief Executive Officer

MIND C.T.I. LTD.
Industrial Park, Building 7
Yoqneam 20692, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 per share nominal value (the "Ordinary Shares"), of Mind C.T.I. Ltd. (the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2008 Annual General Meeting of Shareholders (the "Meeting"), or at any adjournment or postponements thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Monday August 18, 2008 at 09:00 A.M. (Israel time), at the offices of the Company, Industrial Park, Building 7, Yoqneam 20692, Israel.

The agenda of the Meeting shall be as follows:

  to re-appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company's independent auditor until the close of the following Company's Annual General Meeting and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so; and

  to elect Mr. Mihail Rotenberg as a Class II director of the Company and to approve his remuneration; and

  to re-elect Mr. Menahem Shalgi, whose term of office expired on April 6, 2008, as an external director of the Company; and

  to elect Mr. Shmuel Arvatz as an external director of the Company; and

  to discuss the Company's audited financial statements for the year ended December 31,2007.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and delivered to the Company not less than 72 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters to be considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on July 21, 2008 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about July 25 2008 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

On July 1, 2008, the Company had outstanding 21,594,010 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding the Ordinary Shares conferring in the aggregate at least 25% of the outstanding Ordinary Shares, present in person or by proxy or written ballot, will constitute a quorum at the Meeting. If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, at the same time and place. At such adjourned meeting, any two shareholders shall constitute a quorum.

PRINICIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of July 1, 2008, by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.

Name of Beneficial Owners	Total Shares Beneficially Owned	Percentage of Ordinary Shares(1)
Monica Eisinger	4,200,888 (2)	19.4%
Lloyd I. Miller, III(3)	1,224,521	5.9%(1)

(1)	Based on 21,594,010 ordinary shares outstanding on July 1, 2008.
(2)	Includes 18,000 ordinary shares issuable upon the exercise of vested options.
(3)	Based on a Schedule 13G filed with the SEC on June 30, 2008.

ITEM 1 - RE-APPOINTMENT OF INDEPENDENT AUDITORS

The Company's auditor is Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited (the "Auditor"). At the Meeting, the shareholders will be asked to approve the re-appointment of the Auditor as the Company's independent auditor until the next Annual General Meeting. A report shall be presented to the Meeting of the remuneration to the Auditor for audit and non-audit services provided to the Company.

Under the Israeli Companies Law, 5759 - 1999 (the "Companies Law"), the shareholders of the Company are authorized to appoint the Company's auditor and to authorize the Board of Directors to determine its remuneration or to delegate the Audit Committee thereof to do so. The Company's Board of Directors will authorize its Audit Committee to determine the Auditor's remuneration for audit and non-audit services, as contemplated by the Sarbanes-Oxley Act of 2002. It is proposed that the Auditor, Kesselman & Kesselman, be re-appointed as the Company's independent auditor until the close of the next Annual General Meeting.

Vote Required

Approval of this matter requires the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy or written ballot, and voting on the matter.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the Company's Auditor, Kesselman & Kesselman, be, and it hereby is, re-appointed as the independent auditors of the Company until the close of the next Annual General Meeting, and that the Board of Directors be, and it hereby is, authorized to determine its remuneration or to delegate the Audit Committee of the Company to do so."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 2 -- ELECTION OF MR. MIHAIL ROTENBERG AS A CLASS II DIRECTOR AND APPROVAL OF HIS REMUNERATION

Under the Company's Articles of Association, our Board of Directors (excluding our external directors) is divided into three classes of directors designated as Class I, Class II and Class III, which are differentiated by the dates of expiration of the terms of office of their respective directors.

Mr. Mihail Rotenberg is a member of Class II of the Board of Directors, and his term of office shall expire at the Meeting. He was appointed by the Board of Directors of the Company as a Class II director on May 14, 2008 following the resignation of Mr. Rimon Ben Shaoul. If Mr. Rotenberg is re-elected, his term of office shall expire at the Company's 2011 Annual General Meeting of shareholders.

A brief biography of Mr. Mihail Rotenberg is set forth below:

Mr. Rotenberg is the founder of BreezeCOM Ltd., which merged to become Alvarion Ltd., a wireless broadband pioneer and the leading provider of WiMAX. Mr. Rotenberg served as the Chief Executive Officer of BreezeCOM from 1993 to 2000. From 2000 to 2005, he served as President and CEO of Accessnet SA, a wireless internet service provider in Romania , which was sold in 2005 to Clearwire Inc. Mr. Rotenberg holds a Ph.D. degree from Polytechnic University, Bucharest, Romania.

Under the Companies Law, the payment of compensation to directors requires the prior approval of our Audit Committee, Board of Directors and shareholders. As previously approved, we pay all our non-executive directors (excluding external directors) an annual fee of $8,000 and a participation fee of $400. Our Audit Committee and Board of Directors have approved paying such fees to Mr. Rotenberg, as well. Accordingly, at the Meeting, the shareholders will be asked to approve such fees for Mr. Rotenberg.

It is proposed that at the Meeting the following resolutions be adopted:

"RESOLVED, to elect Mr. Mihail Rotenberg as a Class II director of the Company, effective immediately, to serve until the Annual General Meeting to be convened in the third year following this election.

RESOLVED, that an annual fee of $8,000 and a participation fee of $400 for Mr. Rotenberg is hereby approved."

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

The Board of Directors recommends a vote FOR approval of this proposed resolutions.

ITEM 3 - RE-ELECTION OF MR. MENAHEM SHALGI AS AN EXTERNAL DIRECTOR

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Companies Law to have at least two external directors ("external directors"). To qualify as an external director, an individual may not have, and may not have had at any time during the previous two years, any affiliation with the Company or its affiliates, as such terms are defined in the Companies Law. In addition, no individual may serve as an external director if the individual's position or other activities create or may create a conflict of interest with his or her role as an external director. For a period of two years from termination from office, a former external director may not serve as a director or employee of the Company or provide professional services to the Company for compensation.

The Company's Board of Directors is divided into three classes of directors, denominated Class I, Class II and Class III. The external directors are required to be elected by the shareholders, but they are not members of any class. The term of service of an external director is three years and may be extended for an additional three years. All of the external directors of a company must be members of its audit committee and each other committee of a company's board of directors that is authorized to carry out one or more powers of the board of directors must include at least one external director.

Pursuant to a recent amendment to the regulations under the Israeli Companies Law governing the compensation of external directors (the "Regulations"), on May 14, 2008, the Board of Directors resolved that, commencing on July 1, 2008, each of our external directors will be entitled to receive an annual fee of NIS 42,600 (approximately $12,500) and a participation fee of NIS 2,200 (approximately $650) per meeting, which is equal to the median rate for companies of our size set forth in the regulations. On June 16, 2008 the Board of Directors further resolved to approve that the compensation of those directors of the Board who will be designated by the Board as expert external directors (as defined in the Regulations) will be 20% higher than the compensation of the ordinary external directors.

At an Annual General Meeting of the Company's shareholders held on April 7, 2005, the shareholders elected Mr. Menahem Shalgi as an external director of the Company for a three-year term of service. At the Meeting, shareholders will be asked to re-elect Mr. Menahem Shalgi for a second three-year term of service as an external director of the Company.

The Company has received a declaration from Mr. Menahem Shalgi that he fulfills all the qualifications of an external director under the Companies Law.

A brief biography of Mr. Menahem Shalgi is set forth below:

Mr. Shalgi has served as an external director of our company since April 2005. Mr. Shalgi served at Amdocs as Vice President of Business Development and M&A from 1998 to 2003 and as Vice President and Executive Account Manager from 1993 to 1998. From 1991 to 1993, Mr. Shalgi served as the Chief Executive Officer of WIZTEC Ltd. Prior thereto, Mr. Shalgi served at Amdocs since 1985, at which he held a number of positions. Mr. Shalgi holds a B.A. degree in Economics and Statistics from Tel-Aviv University and a M.Sc. degree in Computer Sciences from Weizmann Institute for Science.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to re-elect Mr. Menahem Shalgi as an external director of the Company for a term of three years, effective immediately."

The election of external directors requires the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either (i) at least one-third of the shares of non-controlling shareholders voting on this item are voted in favor of the election of the external directors or (ii) the total number of shares of non-controlling shareholders voted against the election of the external directors does not exceed one percent of the outstanding Ordinary Shares.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 4 - ELECTION OF MR. SHMUEL ARVATZ AS AN EXTERNAL DIRECTOR

At the Meeting, shareholders will be asked to elect Mr. Shmuel Arvatz for a three-year term of service as an external director of the Company. The Company has received a declaration from such nominee that he fulfills all the qualifications of an external director under the Companies Law. For additional information regarding the Company's Board of Directors and external directors see item 3 above.

A brief biography of Mr. Shmuel Arvatz is set forth below:

Mr. Shmuel Arvatz serves the Chief Financial Officer of ClickSoftware Technologies. Prior to his position at ClickSoftware, he served as the Chief Financial Officer at Shrem, Fudim, Kelner Technologies Ltd., a leading investment house in Israel. He also served as Executive Vice President and Chief Financial Officer of Tecnomatix Technologies Ltd. (NASDAQ: TCNO), a leading provider of software e-manufacturing solutions. Between 1990 and 1999, Mr. Arvatz served as Vice President and Chief Financial Officer at ADC Israel Ltd. (previously Teledata Communications Ltd.). He holds a B.A. in accounting and economics from Bar-Ilan University and is a certified public accountant in Israel.

It is proposed that at the Meeting the following resolution be adopted::

"RESOLVED, to elect Mr. Shmuel Arvatz as an external director of the Company for a term of three years, effective immediately."

The election of external directors requires the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either (i) at least one-third of the shares of non-controlling shareholders voting on this item are voted in favor of the election of the external directors or (ii) the total number of shares of non-controlling shareholders voted against the election of the external directors does not exceed one percent of the outstanding Ordinary Shares.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 5 - FINANCIAL STATEMENTS

The Company has filed its audited financial statements for the year ended December 31, 2007 (the "Financial Statements") in its annual report on Form 20-F, which was filed with the Securities and Exchange Commission on July 1 , 2008. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company's SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement.

The Financial Statements were approved by the Board of Directors as required by the Companies Law.

The Company will hold a discussion with respect to the Financial Statements at the Meeting. This item will not involve a vote of the shareholders..

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting. If any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

Dated: July 14, 2008	By Order of the Board of Directors, /s/ Monica Eisinger =================== Monica Eisinger Chairperson of the Board of Directors, President and Chief Executive Officer